Raphael Pharmaceutical Inc.

4 Lui Paster

Tel Aviv-Jaffa, Israel 6803605

November 24, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attention: Joshua Gorsky and Joe McCann

Re:	Raphael Pharmaceutical Inc. Registration Statement on Form S-1 Filed November 4, 2021 File No. 333-260766

Dear Mrs. Gorsky and McCann,

The purpose of this letter is to respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission as set forth in your letter of November 18, 2021, regarding the above referenced registration statement on Form S-1. For your convenience, your original comments appear in bold, followed by our response. We are concurrently filing Amendment No. 1 to Form S-1 (“Amendment No. 1”).

Cover Page

1.	We refer to your cover page disclosure indicating that no public market currently exists for your Common Stock and that you intend to have your Common Stock quoted on the OTCQB at some point in the future. Accordingly, please revise the cover page to disclose the fixed price at which the Selling Securityholders will offer and sell the shares until such time, if ever, that your Common Stock is quoted on the OTCQB or another existing market, and thereafter at prevailing market prices or privately negotiated prices. For guidance, refer to Item 501(b)(3) of Regulation S-K.

Response: We have updated Amendment No. 1 in response to the Staff’s comment.

If you have any questions or require additional information, please call our attorneys, Oded Har-Even at (212) 660-5002, or Assaf Ariely at (212) 660-5020 of Sullivan & Worcester LLP.

Sincerely,

Raphael Pharmaceutical Inc.

By:	/s/ Shlomo Pilo
Chief Executive Officer

cc:	Oded Har-Even, Esq., Sullivan & Worcester LLP
Assaf Ariely, Esq., Sullivan & Worcester LLP